UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-39805

Qilian International Holding Group Ltd

Jiuquan Economic and Technological Development Zone

Jiuquan City, Gansu Province, 735000

People’s Republic of China

+86-0937-2689523

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Submission of Matters to a Vote of Security Holders.

Qilian International Holding Group Limited (the “Company”) held an extraordinary meeting of shareholders at 10:00 a.m. EST on December 5, 2023 at No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District, Chengdu, PRC. Shareholders of the Company ordinary shares voted by proxy or at the meeting. There were 27,829,447 votes casted, representing approximately 77.84% of the total 35,750,000 outstanding votes and therefore constituting a quorum of more than one third of the shares outstanding and entitled to vote at the meeting as of the record date of October 25, 2023. Each ordinary share is entitled to one vote. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	That the following constitutes the number of votes voted with respect to the authorization to the Company’s board of directors (the “Board”) to effect a share consolidation, of the Company’s authorized and issued share capital, at a ratio of not less than one-for-two and not more than one-for-twenty (the “Approved Consolidation Ratio”), at any time prior to July 9, 2024, with the exact ratios to be set at a whole number within this range, as determined by the Board in its sole discretion (the “Share Consolidation”);

For	Against	Abstain
27,802,745	22,646	4,056

Accordingly, the Share Consolidation has been approved.

2.	That the following constitutes the votes with respect to that the increase of the number of ordinary shares in the capital of the Company (the "Ordinary Shares") that the Company is authorized to issue to 100,000,000 Ordinary Shares, with the Company's authorized share capital to be increased accordingly (the “Increase of Authorized Shares”).;

For	Against	Abstain
27,769,024	56,367	4,056

Accordingly, the Increase of Authorized Shares has been approved.

3.	That the following constitutes the votes with respect to the approval and adoption of a second amended and restated memorandum and articles of association (the “Amended MoA”) to effect the Share Consolidation and/or the Increase of Authorized Shares if and to the extent each is effected;

For	Against	Abstain
27,771,187	53,887	4,373

Accordingly, the Amended MoA has been approved and adopted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 7, 2023

QILIAN INTERNATIONAL HOLDING GROUP LTD

By:	/s/ Zhanchang Xin
Name:	Zhanchang Xin
Title:	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)